UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                        PHOENIX INFORMATION SYSTEMS CORP.
                   -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    719077109
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1996
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 51 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13D
CUSIP No. 719077109                                           Page 2 of 51 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C Phoenix Partners

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               New York

                      7      Sole Voting Power
  Number of                         38,944,999
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           38,944,999
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 719077109                                           Page 3 of 51 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Quantum Industrial Partners LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          38,944,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    38,944,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 719077109                                           Page 4 of 51 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C Phoenix Holdings, L.L.C.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          38,944,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    38,944,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 719077109                                           Page 5 of 51 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH Management Investor, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          38,944,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    38,944,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 719077109                                           Page 6 of 51 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH Management, Inc.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          38,944,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    38,944,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 719077109                                           Page 7 of 51 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          38,944,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    38,944,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 719077109                                           Page 8 of 51 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Winston Partners, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          38,944,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    38,944,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 719077109                                           Page 9 of 51 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Chatterjee Fund Management, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          38,944,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    38,944,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 719077109                                          Page 10 of 51 Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Purnendu Chatterjee

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          38,944,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    38,944,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    38,944,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             55.63%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 51 Pages


               This Amendment No. 9 to Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Phoenix Information Systems Corp. (the "Issuer") and supplementally amends the initial statement on Schedule 13D dated December 16, 1994 and all prior amendments thereto (collectively, the "Initial Statement"). This Amendment No. 9 is being filed to report the acquisition of 833,333 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Shares") from the Issuer. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Initial Statement. The information set forth in the Initial Statement is supplementally amended as set forth herein.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On December 23, 1996, Phoenix Partners and the Issuer entered into a Series C Convertible Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") pursuant to which Phoenix Partners purchased the Series C Shares upon the terms specified in the Preferred Stock Purchase Agreement, a copy of which is attached as Exhibit AI hereto. The aggregate purchase price for the Series C Shares was $15,000,000. Phoenix Partners received the $15,000,000 to purchase the Series C Shares from its partners. The partners of Phoenix Partners advanced the subject funds out of working capital or personal funds.

               The Shares held for the accounts of the Reporting Persons may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.


ITEM 4.        PURPOSE OF TRANSACTION.

               Phoenix Partners entered into the Preferred Stock Purchase Agreement and purchased the Series C Shares pursuant thereto for investment purposes. Pursuant to the Preferred Stock Purchase Agreement, the Issuer issued and sold to Phoenix the Series C Shares with such designations as are set forth in the Certificate of Designation (the "Certificate of Designation"), a copy of which is attached as Exhibit A to the Preferred Stock Purchase Agreement. Pursuant to the Certificate of Designation, Phoenix Partners may convert its Series C Shares at any time into that amount of Shares obtained by multiplying ten by the Conversion Rate (as such is defined in the Certificate of Designation) then in effect. On the day immediately preceding the date of such conversion, Phoenix Partners shall receive a dividend of Series C Shares equal to the difference between (a) the amount of share dividends that would have accrued under Section 1.1 of the Certificate of Designation from the date of issuance until January 1, 2003, as if such Series C Shares shall have remained outstanding until January 1, 2003, and (b) share dividends actually paid to such Holder as of the date of conversion on each January 1, April 1, July 1 and October 1 prior thereto, pursuant to the calculations set forth in the Certificate of Designation. These additional Series C Shares, once received, may also be converted into additional Shares as set forth above.

                                                             Page 12 of 51 Pages


               Except as described herein, none of the Reporting Persons, nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed a beneficial owner is 38,944,999 (approximately 55.63% of the total number of Shares which would be outstanding assuming the exercise or conversion by Phoenix Partners of all of the convertible securities that it holds). This number consists of (i) 15,659,999 Shares held by Phoenix Partners,
(ii) 4,000,000 Shares issuable to Phoenix Partners upon exercise of the 4,000,000 warrants presently exercisable by Phoenix Partners pursuant to the terms of the Warrant Agreement, (iii) the 2,500,000 Shares issuable to Phoenix Partners pursuant to the terms of the Second Warrant Agreement, (iv) 600,000 Shares issuable upon exercise of the 600,000 warrants issued to Phoenix Partners pursuant to the Second Conversion Warrants, (v) 345,000 Shares issuable upon exercise of the warrant issued to Phoenix Partners pursuant to the February Warrant Agreement, (vi) 140,000 Shares issuable upon conversion of 140,000 warrants issued pursuant to the Additional Warrant Agreement, (vii) 700,000 Shares issuable upon conversion of the Early Purchase Warrant, and (viii) 15,000,000 Shares issuable upon conversion of the Series C Shares.

               (c) Except as described in Item 3 and Item 4 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since October 26, 1996 (60 days prior to the date hereof) by any of the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

               On December 23, 1996, the Issuer and Phoenix Partners entered into a Registration Rights Agreement (the "December Registration Rights Agreement"), a copy of which is attached as Exhibit AJ hereto. Pursuant to the December Registration Rights Agreement, the Issuer granted certain registration rights to Phoenix Partners with respect to Shares issuable upon conversion of the Series C Shares. The December Registration Rights Agreement grants to Phoenix Partners certain demand registration rights in addition to "piggy-back" registration rights, each as set forth in the December Registration Rights Agreement.

               From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable

                                                             Page 13 of 51 Pages


laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, and as described in previous filings, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               (a) Joint Filing Agreement, dated as of December 16, 1994 by and between S-C Phoenix Partners, S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros, Winston Partners, L.P., Chatterjee Fund Management, L.P. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               (b) Power of Attorney dated December 16, 1994 granted by Quantum Industrial Partners LDC in favor of Mr. Sean Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               (c) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

               (d) Power of Attorney dated November 18, 1994 granted by Winston Partners, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit J to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

               (e) Power of Attorney dated November 18, 1994 granted by Chatterjee Fund Management, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

               (f) Power of Attorney dated November 18, 1994 granted by Dr. Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

               (ai) Series C Convertible Preferred Stock Purchase Agreement, dated December 23, 1996, between Phoenix Information Systems Corp. and S-C Phoenix Partners.

               (aj) Registration Rights Agreement, dated December 23, 1996, by and between Phoenix Information Systems Corp. and S-C Phoenix Partners.

               (ak) Power of Attorney dated July 27, 1995 granted by Mr. George Soros in favor of Mr. Michael C. Neus.

                                                             Page 14 of 51 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 27, 1996                    S-C PHOENIX PARTNERS

                                            By:    S-C Phoenix Holdings, L.L.C.



                                                  By:  /S/ GARY GLADSTEIN
                                                       ------------------------
                                                       Gary Gladstein
                                                       Manager


Date:  December 27, 1996                    QUANTUM INDUSTRIAL PARTNERS LDC



                                             By:  /S/ GARY GLADSTEIN
                                                  -----------------------------
                                                  Gary Gladstein
                                                  Attorney-in-Fact



Date:  December 27, 1996                    QIH MANAGEMENT INVESTOR, L.P.

                                            By:    QIH MANAGEMENT, INC.,
                                                   its general partner



                                                  By:  /S/ GARY GLADSTEIN
                                                       ------------------------
                                                       Gary Gladstein
                                                       President


Date:  December 27, 1996                    QIH MANAGEMENT, INC.


                                             By:  /S/ GARY GLADSTEIN
                                                  -----------------------------
                                                  Gary Gladstein
                                                  President

                                                             Page 15 of 50 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 27, 1996                    S-C PHOENIX HOLDINGS, L.L.C.


                                             By:  /S/ GARY GLADSTEIN
                                                  -----------------------------
                                                  Gary Gladstein
                                                  Manager


Date:  December 27, 1996                    GEORGE SOROS


                                            By:   /S/ MICHAEL NEUS
                                                  -----------------------------
                                                  Michael Neus
                                                  Attorney-in-Fact


Date:  December 27, 1996                    WINSTON PARTNERS, L.P.

                                            By:   Chatterjee Fund Management,
                                                  L.P., its General Partner

                                                  By:  Purnendu Chatterjee,
                                                       its General Partner


                                            By:   /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


Date:  December 27, 1996                    CHATTERJEE FUND MANAGEMENT, L.P.

                                            By:   Purnendu Chatterjee,
                                                  its General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact


Date:  December 27, 1996                    PURNENDU CHATTERJEE


                                            By:   /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 16 of 51 Pages


                                  EXHIBIT INDEX


Exhibit
-------

A Joint Filing Agreement dated as of December 16, 1994 by and between S-C Phoenix Partners, S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros, Winston Partners, L.P., Chatterjee Fund Management, L.P. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

B  Power of Attorney dated December 16, 1994 granted by Quantum
   Industrial Partners LDC in favor of Mr. Sean Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

C  Power of Attorney  dated  October  27,  1994  granted by Mr.
   George Soros in favor of Mr. Sean Warren (filed as Exhibit C
   to  the  Initial   Statement  and  incorporated   herein  by
   reference).

D  Power of Attorney dated November 18, 1994 granted by Winston
   Partners,  L.P. in favor of Mr. Peter A.  Hurwitz  (filed as
   Exhibit J to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

E Power of Attorney dated November 18, 1994 granted by Chatterjee Fund Management, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

F  Power of Attorney  dated  November  18, 1994  granted by Dr.
   Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

AI Series C Convertible Preferred Stock Purchase Agreement, dated December 23, 1996, between Phoenix Information Systems
   Corp. and S-C Phoenix Partners.

AJ Registration Rights Agreement, dated December 23, 1996, by and between Phoenix Information Systems Corp. and S-C
   Phoenix Partners.

AK Power of Attorney  dated July 27, 1995 granted by Mr.  George
   Soros in favor of Mr. Michael C. Neus.